SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                        ADAMS GOLF, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                           006228 10 0
                         (CUSIP Number)

                        December 31, 2001
     (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]          Rule 13d-1(b)

     [   ]          Rule 13d-1(c)

     [ X ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 006228 10 0                                       13G/A

(1)  Name of Reporting Person                         B. H. Adams
     I.R.S. Identification No. of
     Above Person (entities only)
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship                                    United States
------------------------------------------------------------------
Number of Shares

   Beneficially     (5)  Sole Voting Power              2,758,743
------------------------------------------------------------------
Owned by Each       (6)  Shared Voting Power                    0
------------------------------------------------------------------
Reporting Person    (7)  Sole Dispositive Power         2,758,743
------------------------------------------------------------------
     With:          (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                2,758,743
     by Each Reporting Person
------------------------------------------------------------------
(10) Check if the Aggregate Amount in                        [ X ]**
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                        12.3%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
------------------------------------------------------------------
*    SEE INSTRUCTIONS
** The Reporting Person notes that a Grantor Retained Annuity Trust ("GRAT") of which the Reporting Person's spouse is the trustee directly holds 400,000 shares of stock of the Issuer. The Reporting Person is neither a trustee nor beneficiary of such GRAT and expressly disclaims beneficial interest in such shares held by the GRAT.

CUSIP NO. 006228 10 0                                       13G/A

Item 1(a).     Name of issuer:

               Adams Golf, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's principal executive offices:

               300 Delaware Avenue, Suite 572
               Wilmington, Delaware  19801

Item 2(a).     Name of person filing:

               B. H. Adams

Item 2(b). Address of principal business office or, if none, residence:

               The principal business office of B. H. Adams is:

               2801 East Plano Parkway
               Plano, Texas  75074

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of class of securities:

               Common Stock, $0.001 par value per share, of the Issuer.

Item 2(e).     CUSIP No.:

               006228 10 0

CUSIP NO. 006228 10 0                                       13G/A



Item 3.        If this statement is filed pursuant to
               Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ] Broker or dealer registered
                    under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ] Bank as defined in section
                    3(a)(6) of the Act (15 U.S.C. 78c);

          (c)  [  ] Insurance company as defined
                    in section 3(a)(19) of the Act (15 U.S.C.
                    78c);

          (d)  [  ] Investment company registered
                    under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [  ] An investment adviser in
                    accordance with Section
                    240.13d-1(b)(1)(ii)(E);

          (f)  [  ] An employee benefit plan or
                    endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g)  [  ] A parent holding company or
                    control person in accordance with 240.13d-
                    1(b)(ii)(G);

          (h)  [  ] A savings association as
                    defined in section 3(b) of the Federal
                    Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [  ] A church plan that is excluded
                    from the definition of an investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with 240.13d-
                    1(b)(1)(ii)(J)

               Not applicable.

Item 4.     Ownership:

          (a)  Amount beneficially owned:  2,758,743

          (b) Percent of class: 12.3% (based upon the 22,480,071 shares reported to be outstanding as of November 14, 2001, the date of the Issuer's
               Quarterly Report on Form 10-Q filed with respect to the quarter ended September 30, 2001).

CUSIP NO. 006228 10 0                                       13G/A



          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  2,758,743

               (ii) shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or to direct the
                    disposition of:  2,758,743

               (iv) shared power to dispose or to direct the
                    disposition of: 0

Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          Not Applicable.

CUSIP NO. 006228 10 0                                       13G/A


Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          Not Applicable.





                    [Signature page follows]

CUSIP NO. 006228 10 0                                       13G/A

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February 13, 2002



                                   /s/  B.H. ADAMS
                              ------------------------------
                              B. H. ADAMS


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)